Exhibit 12.1

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

CALCULATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

(Unaudited)

	Three Months Ended March 31, 2012	Year Ended December 31,		Period from September 29, 2009 (Commencement of Operations) to December 31, 2009(1)
		2011	2010
Earnings
Net Income	$9,093	$25,883	$10,999	$(2,172)
Add:
Fixed charges	3,108	16,095	13,934	358
Amortization of Capitalized Interest	736	1,455	1,173	2
Subtract:
Interest Capitalized	—	(680)	(3,736)	(256)

Earnings (loss), as adjusted	$12,937	$42,753	$22,370	$(2,068)

Fixed Charges
Interest - expensed	$3,108	$15,416	$10,198	101
Interest - capitalized	—	680	3,736	256

Total fixed charges	$3,108	$16,095	$13,934	$357

Preferred Dividends	—	—	—	—
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.16x	2.66x	1.61x	(5.79	)x

(1)	The Company was formed on June 29, 2009 and completed the initial public offering of its common stock on September 29, 2009.

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

CALCULATION OF PRO FORMA RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(In thousands, except ratios)

(Unaudited)

	Pro Forma for the Three Months Ended March 31, 2012	Pro Forma for Year Ended December 31, 2011
Earnings
Net Income	$9,093	$25,883
Add:
Fixed charges	4,361	21,105
Amortization of Capitalized Interest	736	1,455
Subtract:
Interest Capitalized	—	(680)

Earnings (loss), as adjusted	$14,190	$47,763

Fixed Charges
Interest - expensed	$2,743	$13,956
Interest - capitalized	—	680

Total fixed charges	$2,743	$14,636

Preferred Dividends	$1,617	$6,469
Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.25x	2.26x

In calculating the pro forma ratio of earnings to combined fixed charges and preferred stock dividends, we have assumed that the shares of Series A Preferred Stock offered by this prospectus supplement were issued on the first day of the applicable period. For purposes of this pro forma calculation, we have assumed the repayment of all of outstanding borrowings under our $100 million master repurchase facility entered into with JPMorgan Chase Bank, N.A., or (approximately $53.0 million as of the date of the prospectus supplement) with the net proceeds from this offering; therefore, the pro forma ratio excludes the effect of the amount of the related interest expense for each applicable period.